UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MARPAI, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value (Title of Class of Securities)

571354 109

(CUSIP Number)

Yaron Eitan c/o Marpai, Inc.

615 Channelside Drive, Suite 207

Tampa, Florida 33602

(646) 303-3483

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yaron Eitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual Citizenship: United States citizen and Israeli citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,902(1)
	8	SHARED VOTING POWER 1,956,631(2)
	9	SOLE DISPOSITIVE POWER 460,902(1)
	10	SHARED DISPOSITIVE POWER 1,956,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,471,535(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Comprised of (i) 460,902 shares of the Class A common stock, par value $0.0001 per share (the “Common Stock”) of Marpai, Inc. (the “Issuer”) held directly by Yaron Eitan, (ii) 56,948 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $31.60 per share expiring on February 9, 2026 (the “Warrants”), and (iii) 62,500 options to purchase 62,500 shares of Common Stock (the “Options”).

(2)
Pursuant to the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc. and Grant of a Power of Attorney

and Proxy, dated June 28, 2021 (the "Power of Attorney and Proxy"), (i) HillCour Investment Fund, LLC and WellEnterprises USA, LLC (together, the "HillCour Founding Group") and (ii) Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (collectively, the "Grays Founding Group"), share voting power over a total of 1,956,633 shares of Common Stock (the “Proxy

Shares”) with respect to certain specified matters described below. As a result of the Power of Attorney and Proxy, the HillCour Founding Group and Grays Founding Group, of which Yaron Eitan is a member, are deemed to be a "group" under Rule 13d-5(d) of the Act.

The matters with respect to which such voting power is shared are: (i) any change to the composition of the Issuer’s Board of Directors, provided that all Proxy Shares shall be voted for the election of Damien Francis Lamendola (or another nominee of the HillCour Founding Group) as a director of the Issuer (as well as against any proposal to remove Damien Francis Lamendola (or such other nominee) as a director of the Issuer); (ii) the sale of all or substantially all of the assets of the Issuer, the sale of all or substantially all of the capital stock of the Issuer, or a merger involving the Issuer; (iii) the replacement of the Chief Executive Officer or other C-level officers of the Issuer; (iv) the amending the corporate documents of the Issuer or otherwise approving any agreement, document or instrument in connection with fundraising of any type or structure for the Issuer; (v) approval of the Issuer’s annual budget and business plan; and (vi) the Issuer’s acquisition of any business or entity or the entry into a joint venture or other collaborative agreement with a potential target business, assets, entity, or partner.

(3)
Percentage is calculated based on 7,810,621 shares of Common Stock outstanding as of November 22, 2023.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2021, by Yaron Eitan (the “Reporting Person”), pursuant to Rule 13d-1(e) under the Act.

Item 3. Source and Amount of Funds or Other Considerations

Yaron Eitan expended an aggregate of approximately $123,000 of his own investment capital to acquire 100,000 shares of Common Stock the Issuer disclosed in this Schedule 13D/A.

Item 4. Purpose of Transaction

Yaron Eitan acquired the securities for business investment purposes.

Item 5. Interest in Securities of the Issuer

(a) As of November 22, 2023, Yaron Eitan directly beneficially owned 460,902 shares of the Issuer’s Common Stock which are comprised of 341,454 shares of Common Stock, 56,948 Warrants to purchase 56,948 shares of Common Stock, and 62,500 Options to purchase 62,500 shares of Common Stock.

Pursuant to the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc. and the Power of Attorney and Proxy, HillCour Founding Group and Grays Founding Group, share voting power over a total of 1,956,633 shares of the Issuer’s Common Stock with respect to certain specified matters described below. As a result of the Power of Attorney and Proxy, the HillCour Founding Group and Grays Founding Group, of which Yaron Eitan is a member, are deemed to be a "group" under Rule 13d-5(d) of the Act.

The matters with respect to which such voting power is shared are: (i) any change to the composition of the Issuer’s Board of Directors, provided that all Proxy Shares shall be voted for the election of Damien Francis Lamendola (or another nominee of the HillCour Founding Group) as a director of the Issuer (as well as against any proposal to remove Damien Francis Lamendola (or such other nominee) as a director of the Issuer); (ii) the sale of all or substantially all of the assets of the Issuer, the sale of all or substantially all of the capital stock of the Issuer, or a merger involving the Issuer; (iii) the replacement of the Chief Executive Officer or other C-level officers of the Issuer; (iv) amending the corporate documents of the Issuer or otherwise approving any agreement, document or instrument in connection with fundraising of any type or structure for the Issuer; (v) approval of the Issuer’s annual budget and business plan; and (vi) the Issuer’s acquisition of any business or entity or the entry into a joint venture or other collaborative agreement with a potential target business, assets, entity, or partner. These securities represent approximately 33.8% of the shares of Issuer’s Common Stock of the Issuer.

(b) Yaron Eitan has sole voting and dispositive power of 460,902 shares of Common Stock of the Issuer, and 1,956,633 shares of

Common Stock held by HillCour Founding Group and Grays Founding Group, over which Yaron Eitan has voting and dispositive power, as of November 22, 2023.

(c)
Not applicable.

(d)
Not applicable.

(e)
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : November 22, 2023

By: /s/ Yaron Eitan

Yaron Eitan